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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. 2)1

                               FIRSTMARK CORP.
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                              (Name of Issuer)

                   Common Stock, Par Value $0.20 Per Share
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                       (Title of Class of Securities)

                                 337908 20 6
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                               (CUSIP Number)

                 Donald V. Cruickshanks, Three James Center,
           1051 East Cary Street, 7th Floor, Richmond, Virginia 23219
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              February 8, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                             (Page 1 of 6 Pages)



__________________
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

---------------------------                           --------------------------
   CUSIP No. 337908 20 6           SCHEDULE 13D           Page 2 of 6 Pages
---------------------------                           --------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Donald V. Cruickshanks
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   |_|
                                                                       (b)   |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not Applicable
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   15,994
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  15,994
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,994
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
          Not Applicable
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.3%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                                       FOR
                             DONALD V. CRUICKSHANKS

         This Amendment No. 2 hereby amends and supplements the Schedule 13D (the "Schedule 13D"), dated April 11, 1997, filed with the Securities and Exchange Commission (the "Commission") on April 14, 1997 and Amendment No. 1 to the Schedule 13D, dated May 12, 1997, filed with the Commission on May 12, 1997 with respect to the common stock, no par $0.20 per share, of Firstmark Corp.

Item 1.     Security and Issuer.

            The Schedule 13D relates to the common stock, par value $0.20 per share ("Common Stock"), of Firstmark Corp., a Maine corporation (the "Issuer"). The address of the principal executive offices of the Issuer is P.O. Box 1398, Richmond, Virginia 23218.

Item 2.     Identity and Background.

            (a)      Donald V. Cruickshanks.

            (b)      The  business  address of Mr.  Cruickshanks  is Three James
                     Center,  1051  East  Cary  Street,  7th  floor,   Richmond,
                     Virginia 23219.

            (c) Mr. Cruickshanks is President and Chief Executive Officer and a director of the Issuer, whose principal business and principal business address are set forth in Item 1. Mr. Cruickshanks is also President and Chief Executive Officer of Southern Title Insurance Corporation, a title insurance company whose address is Three James Center, 1051 East Cary Street, 7th floor, Richmond, Virginia 23219.

            (d) During the past five years, Mr. Cruickshanks has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

            (e) During the past five years, Mr. Cruickshanks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Cruickshanks is a citizen of the United States of America.



                                Page 3 of 6 Pages

Item 3.     Source and Amount of Funds or Other Consideration.

            Prior to February 8, 2001, Mr. Cruickshanks owned 1,015,994 shares of Common Stock. Details on the acquisition of such shares have been previously reported. On February 8, 2001, Mr. Cruickshanks sold 1,000,000 shares of Common Stock in a private transaction to Arch Aplin, III for approximately $0.71 per share. In connection with that transaction, the Issuer appointed Mr. Aplin to its Board of Directors

Item 4.     Purpose of Transaction.

            Except as described above or otherwise in this Schedule 13D, there are no plans or proposals that Mr. Cruickshanks may have that relate to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                     Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (j)      Any action similar to any of those enumerated above.




                               Page 4 of 6 Pages

Item 5.     Interest in Securities of the Issuer.

            (a) The aggregate number and percentage of Common Stock beneficially owned by Mr. Cruickshanks are 15,994 shares and 0.3% of the issued and outstanding shares of Common Stock, respectively.

            (b) Mr. Cruickshanks has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of all of the shares identified pursuant to
                     Item 5(a).

            (c) On February 8, 2001, Mr. Cruickshanks sold in a private transaction 1,000,000 shares of Common Stock to Arch Aplin, III for approximately $0.71 per share. In connection with that transaction, the Issuer appointed Mr. Aplin to its Board of Directors

            (d)      Not applicable.

            (e) Mr. Cruickshanks ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of Common Stock on February 8, 2001.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            Mr. Cruickshanks is President and Chief Executive Officer and a director of the Issuer.

Item 7.     Material to be Filed as Exhibits.

            None.




                               Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  March 12, 2001                    /s/ Donald V. Cruickshanks
                                         ---------------------------------------
                                         Donald V. Cruickshanks





Attention:  Intentional  misstatements  or omissions of fact constitute  federal criminal violations (see 18 U.S.C. 1001).